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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

NEWS RELEASE

Kiska Adds $1.5 million to Treasury through non-core asset sale

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DUSTIN HENDERSON (INVESTOR RELATIONS) or JASON WEBER

Vancouver, BC – July 18, 2012:  Kiska Metals Corporation (“Kiska” or the “Company”) is pleased to report that the Company has sold its 49% interest in the Tide project to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for a purchase price of CDN$1,500,000 in cash.

The sale of the Company’s minority interest in the Tide project is part of the Company’s ongoing strategy of maximizing the Company’s capital and resources to its core mineral projects, most notably the flagship Whistler project. The Tide project is considered a non-core asset and the proceeds from the sale will be used to substantially fund the 2012 exploration program at Whistler.

The road accessible Tide Property is situated 36 km north of the port of Stewart, BC, within the Stewart-Sulphurets corridor.  Kiska acquired the project in 2004. Since that time, partners have incurred exploration expenditures totaling approximately $1.5 million targeting both high and low grade gold as well as copper-gold porphyry style mineralization.

"Kiska's management team continually assesses our property portfolio to deploy capital and resources where we feel we can create the most value.  Our significant portfolio of mineral projects made our minority interest in the Tide project expendable, providing funding for a good portion of our 2012 exploration program at Whistler." stated Jason Weber, President and CEO of Kiska Metals.

Full details regarding the Whistler exploration program will be announced shortly as the program commences in late July.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world's largest and most successful gold and base metal producers.

 On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com  and http://www.sec.gov